Mail Stop 3561

September 30, 2009

Stephen P. Reynolds
Chief Executive Officer
Puget Energy, Inc.
Puget Sound Energy, Inc.
A Washington Corporation
10885 NE 4th Street, Suite 1200
Bellevue, Washington 98004-5591

> **Re: Puget Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2009**
> **Filed June 12, 2009 and August 14, 2009**
> **File No. 001-16305**
>
> **Puget Sound Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2009**
> **Filed May 5, 2009 and July 28, 2009**
> **File No. 001-04393**

Dear Mr. Reynolds:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. Our review encompassed Puget Energy, Inc. and Puget Sound Energy, Inc. listed on the facing page of your Form 10-K. In the interest of reducing the number of comments, we have not addressed each registrant with a separate comment. To the extent a comment is applicable to more than one registrant; please address the issue separately for each registrant.

2. We note that on the cover page to Puget Energy's Form 10-Q for the fiscal quarter ended September 30, 2009, Puget Energy was identified as a large accelerated filer. However, in the Form 10-K for the fiscal year ended December 31, 2008 Puget Energy, Inc. was identified as a non-accelerated filer. Given that a registrant's filing status is determined at the end of its fiscal year and the merger with Puget Holdings did not close until after December 31, 2008, please advise why it was appropriate for Puget Energy to identify itself as a non-accelerated filer in its most recent Form 10-K and subsequent Forms 10-Q. Refer to Rule 12b-12.

Environment, page 21

3. In this section you discuss that your operations are subject to environmental laws and regulations by federal, state and local authorities. Please discuss any material estimated capital expenditures for environmental control facilities for the current period and such future periods you deem material. Please refer to Item 101(c)(xii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results…, page 29

Overview, page 29

4. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

    For example, we note in the second to last risk factor on page 26 that your liquidity could be affected by poor performance of your pension and postretirement benefit investments. We also note that under Note 14 "Retirement Benefits" you indicate that your pension plan has an unrealized loss of $168.229 million in 2008, which resulted in your estimated pension obligations exceeding your pension plan assets by $67.686 million. Please discuss in this section the steps you are taking to address the recent volatility in your retirement plan assets and how the volatility in your retirement plan assets may affect your operations and liquidity if your are required to make a substantial contribution to your retirement plan. Also, we note that in your table titled "Fair Value of Contract with Settlement During Year" located under Item 7A "Quantitative and Qualitative Disclosures About Market Risk" that as of December 31, 2008 your total fair value of contracts settling in the next year is a loss of $195.2 million. Please discuss what impact, if any, that these potential losses may have on your operations and, in particular, your liquidity even though you may ultimately be able to recover these costs from consumers through the purchased gas adjustment mechanism. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Capital Resources and Liquidity, page 41

Credit Ratings, page 44

5. Please explain in greater detail why Standard & Poor's and Moody's downgraded the credit rating of Puget Energy upon completion of the acquisition.

Quantitative and Qualitative Disclosure about Market Risk, page 56

6. To the extent material, please expand your discussion to briefly discuss the variety of electric and gas derivatives you use to manage your commodity price exposures. Refer to Item 305(b)(1)(ii) and General Instructions 3(A) and (D) to Item 305(a) and (b) of Regulation S-K.

Exhibit 10 – Material Contracts

7. We note that several of your material contracts, including credit and note agreements, listed on your Exhibit Index are missing some or all of the schedules and exhibits that are part of those agreements. For example, we note that the following exhibits are missing either schedules or exhibits or both:

- **Exhibit 10.33** - Credit Agreement dated as of May 16, 2008 among Puget Merger Sub Inc., as Borrower, Barclays Bank PLC, as Facility Agent, the other agents party thereto, and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated February 6, 2009, Commission File No. 1-16305 and 1-4393).

- **Exhibit 10.34** - Credit Agreement dated as of February 6, 2009 among Puget Sound Energy, Inc., as Borrower, Barclays Bank PLC, as Facility Agent, the other agents party thereto, and the lenders party thereto (incorporated herein by reference to Exhibit 10.2 to Puget Sound Energy's Current Report on Form 8-K, dated February 6, 2009, Commission File No. 1-4393).

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally upon request, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please confirm that you will re-file a complete copy of these agreements with your next periodic report or advise why it is not appropriate for you to do so.

Item 10. Directors, Executive Officers and Corporate Governance, page 129

Audit Committee, page 130

8. Please identify the person or persons who serve as your audit committee financial expert. If Puget Sound Energy and Puget Energy do not have an audit committee financial expert please state why. Please refer to Item 407(d) of Regulation S-K.

Executive Compensation, page 131

Annual Incentive Compensation, page 134

9. Please discuss how you measure your performance against each component of your Service Quality Indices. For example, tell us how you measure customer satisfaction with your gas field services. Also, if any of your Service Quality Indices involves you reaching a pre-defined target in order to satisfy the particular Service Quality Indices, please disclose the target and the company's 2008 results with respect to each target   To the extent you believe disclosure of the target is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

10. We note that individual awards are based on performance against team and individual goals. Please discuss how a named executive officer's performance on individual goals impacts the potential awards that each named executive officer may receive under your Annual Incentive Compensation program.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 4. Controls and Procedures, page 52

Puget Energy, page 52

Evaluation of Disclosure Controls and Procedures, page 52

11. We note that Puget Energy filed its Form 10-Q for the fiscal quarter ended March 31, 2009 on June 12, 2009, which is 72 days after the fiscal quarter ended. We also note that your management determined that your disclosure controls and procedures were effective for the period ended March 31, 2009. Please tell us how management could determine that your disclosure controls and procedures were effective in light of the fact that you were substantially late in filing your Form 10-Q and did not file a Form NT-10-Q to provide notice of your inability to timely file your Form 10-Q. Also, please tell us why you did not file a Form NT 10-Q in this instance.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition… page 38

Capital Requirements, 53

Contractual Obligations and Commercial Commitments, 53

12. Your Contractual Obligations and Commercial Commitments table in your Form 10-Q for the fiscal quarter ended March 31, 2009 states that Puget Energy has long-term debt payments including interest totaling $952.8 million due between 2010-2011. Please discuss what impact, if any, that these payments may have on your liquidity.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director